Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
     This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
     SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
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The following is a transcript of a speech delivered by Mel Karmazin, Chief Executive Officer of SIRIUS, at the National Press Club in Washington, DC on July 23, 2007. A video file of the speech has been linked from SIRIUS’ website at www.SIRIUSmerger.com.

     MEL KARMAZIN: Thank you very much.
     So first of all, thank you very much. There are a couple of things I feel a responsibility to get the record straight on. I did not hire Howard Stern. Howard Stern was at SIRIUS before I got here. And as a matter of fact, it was SIRIUS’ decision to hire Howard Stern that made me believe how serious they were and I joined probably, you know, as a result of that.
     I really would like to thank you all for being here. And thank you, Jerry, for the opportunity that you’re giving me. I’d also like to acknowledge, because I see him looking at me, former chairman of the FCC, Jim Quello, who’s in the room, as well as Senator Laxalt, who is in the room. And thank you both for joining us today.
     I’m also, you know, delighted to be here with Gary Parsons, chairman of XM Radio. And thanks to members of the National Press Club for giving me the invitation to speak to you today.

     I know there has been a great tradition in using this prestigious platform to speak on important matters. And we have some important matters that we are undertaking today. And we have a groundbreaking announcement that we can think of no better place to make than here at the National Press Club.
     In keeping with my long service in radio, I’d like to give you the headline right on the top: We plan to use the synergies of this merger to bring a la carte programming to satellite radio — to give consumers the power to choose satellite radio packages, channel by channel, to suit their tastes and their budgets. This is the first time that anyone in subscription entertainment has ever offered a la carte programming. Gary and I are excited to bring this unprecedented benefit to American consumers. We said, when we announced our merger, that we would provide more choices and lower prices than ever before, and that’s what we’re going to do.
     After the merger, here’s how they will work: SIRIUS and XM will each offer an a la carte package. A la carte number one: For $6.99 per month — that’s 46 percent lower than the only package that exists today. So the idea of lower prices is clearly presented here when we’re committed to offer a package at $6.99 as compared to the 12.95 (dollars) today. Consumers will choose the 50 channels they want from a universe of more than 100 music, sports, news, talk and entertainment channels. Listeners will also have the option of purchasing additional channels for as little as 25 cents each, but no one — no one who selects this package will pay more than the $12.95 that they pay today.
     We will offer also a second a la carte package, a la carte two, at $14.99 featuring the best of both services. Consumers subscribing to this package will choose from 100 channels from a large pool, including the premium channels on one service, plus the best programming from the other service. To get this program from both companies today you would have to pay $25.90 for the two subscriptions and pay for two radios. So consumers will once again see a major price reduction. We also plan to offer six other packages of programming, including two new family-friendly packages, and I’ll describe these a little bit later. Anyone choosing one of the family-friendly packages will be able to block the adult-themed programming and for the first time, receive a price credit. So people who felt that they did not want to subsidize content that they didn’t want coming into their home or in their car will no longer have to be subsidizing that content, and we will give — not just block it but we will also block and credit.
     Why do this? The answer is simple: Not only is it good for consumers, we believe it will be good for business as well. This is good for our shareholders as well as good for the consumers. We need to build the subscription business base of satellite radio to strengthen our business and better leverage our high fixed costs. We are confident that lower price points, more programming choices and these a al carte offerings will help us do just that because these are what consumers want, and we can’t wait to bring these new products to market.
     Before I talk more about the future, I’d like to take you on a short tour of our recent past in audio entertainment. As was previously mentioned, I have been in the radio business my entire professional life, since I started selling radio advertising in 1967. The pace of change in the industry was much slower then compared with today, but there was a lot of excitement in the 1960s over 8-track tape players, seen then as a breakthrough in mobile portable recorded music players.

     Over the past 40 years, I’ve either been part of or observed firsthand the evolution of audio entertainment — first at WCBS in New York; followed by Metromedia where I worked for John Kluge; then Infinity; later at CBS and Viacom; and now at Sirius — and I can say without a doubt that we are living in a truly unique time. History is likely to record this period as the revolutionary age in audio entertainment, a time when the only thing certain was rapid change. One thing is clear: With all of the audio choices available today, 2007 is a great year to be a consumer.
     For those of us in the business of delivering audio entertainment, it is also a very exciting time full of challenge and opportunity. Just to think about this for a moment, many of the devices and technologies we hear so much about today — iPods and mp3 players, HD radio, the Internet, entertainment delivered on cell phones and more — did not even exist 10 short years ago when Sirius and XM first received their licenses. Moreover, rarely does a day go by without an announcement about new devices or technologies that promise more power, higher quality, greater versatility and improved accessibility. The iPhone is the most prominent device of late, but others like Slacker — a wireless Internet portable music player — could prove in time to be significant in gaining share of the listening audience.
     To put this in perspective, about 10 years ago advances in computer technology and the Internet began to fundamentally change the way we work, communicate, learn, shop, and more. Remember life before e-mail and Google? While the changes in audio entertainment do not pervade every aspect of our lives, like the Internet-drive changes, I think it is fair to say that there are parallels both in the pace of change and the ways in which innovation and new technology are transforming business and consumer behavior in the audio entertainment business.
     As I mentioned earlier, all of this change has been great for consumers as these new sources of entertainment compete for a share of ear time and have become deeply rooted in our lives. Today, 116 million Americans enjoy iPods and mp3 players. With most new cars now including built-in jacks, these devices will increasingly be fixtures in automobiles. There are 72 million people who are listening to Internet radio each month, a number likely to grow as new wireless players make Internet-delivered content accessible on the go. There are 23.5 million phones that are equipped with music players, a number likely to rise rapidly, spurred by the iPhone and the competitors that will develop to them. Fourteen million people subscribe to satellite radio, a number we hope to grow significantly as a result of our merger, and there is every reason to believe that these and other technologies and services will continue to attract even more consumers in the years ahead.
     It is important to note that all of these choices and competition also bring important benefits to consumers, programmers, and society as a whole. Programmers today have multiple outlets in which they can distribute their content and potentially earn additional revenue streams. The explosion in delivery modes and channels enriches the diversity of our nation, providing opportunities for programmers and listeners alike to produce and enjoy niche entertainment, news and information not available when I entered the radio business.
     One of the things I’m most proud of is our contribution to diversification of programming, including programs that attract strong minority, religious and rural audience, among others. And after our merger, we believe that we can deliver even more. We also have redundancy in our national emergency systems so that in times of need, people can tune to satellite radio or terrestrial radio to get the information they need. And of course, consumers have more power than ever before to mix the music, the entertainment they want to hear, choose the genre of programs they want and stay connected wherever they want to listen.
     Yet with all this change and competition, one fact has remained pretty much the same: Terrestrial radio is still the 800-pound gorilla in the audio entertainment market with 230 million weekly listeners and radios capable of receiving their broadcasts in virtually home and automobile in America. By contrast, Sirius has 300 channels and we account for just 3.4 percent of the national radio audience as measured by Arbitron — the two companies combined, the total audience is 3.4 percent.
     Still, we’re proud of what we’ve accomplished: We’ve invested in our infrastructures to support a growing business; we have secured diverse and premium content needed to attract listeners; our radios are in millions of automobiles and homes across the nation; and the financial performance of both companies is improving. But we are always looking for ways that we can even do better, to make satellite radio attractive to more listeners and be a stronger competitor in the market. And we believe strongly that our merger makes sense not only for our shareholders but also for current and future subscribers.
     As many of you here know, there are two critical tests that our merger must pass to gain the necessary approvals. First we must demonstrate that our merger is not anti-competitive; and secondarily, or equally important, we need to persuade regulators that our merger is in the public interest.
     Let’s take them one at a time beginning with the issue of whether the merger would have an adverse impact on competition. It’s hard to imagine how the merger of two companies with a combined 3.4 percent of the nationwide audience could harm competition. The market I describe today is brimming with competition and will remain robust after our merger.
     Some argue that a merged company would have incentives to raise prices, but that argument also falls flat given that our largest and most potent competitor is terrestrial radio and that’s for free. With our small market share, the way we must grow our revenues is by increasing our subscriber base, and it simply defies logic that we can do that by increasing the price differential between our subscription service and the free service of our most potent competitor. Today with our announcement that prices are going down, not up, after the merger, we should finally put this false argument to rest once and for all.
     Our adversaries in the broadcast industry have a different view of our merger. They claim satellite radio is a separate market and that satellite and AM/FM are not competitors. But the question all of you should ask is this. Do you believe what the NAB and other broadcasters say about competition when their agenda is to block a merger and limit competition with their own AM/FM stations? Or do you believe what they say about competition in their own radio consolidation filings before the FCC and in the company’s Disclosures filing with the SEC?
     The fact is that the positions taken by broadcasters are not just in conflict with us, they are in conflict with themselves. While they tell the FCC to stop our merger because satellite radio is a distinct market, their public filings and statements elsewhere tell a different story. For example, Clear

Channel Communications filed against our merger at the FCC, yet in a recent SEC filing they could not have been clearer that satellite radio is a prime competitor. And here’s what they wrote. Clear Channel said, “Our broadcasting business faced increased competition from new broadcast technologies such as broadband, wireless and satellite radio, and new consumer products such as portable, digital audio players.”
     Similarly, prior to telling Congress and the FCC that satellite is a distinct market, David Rehr of the NAB boldly proclaimed at the NAB show last fall in 2006, “We have satellite an Internet radio, and barely a day goes by without the introduction of a new competing device or service. But we have news for our competitors, we will beat you as we have beaten those change agents in the past.”
     These examples where broadcasters explicitly state that satellite and terrestrial radio compete are far from unique. Filings by CDS, Spanish Broadcasting Systems, Disney, EnterVision, Entercom, Univision, Emmis, Beasley and Westwood One, to name a few, described the market and competition in very similar terms. So when the broadcasters telling the FCC one thing about our merger and making contradictory statements elsewhere, the picture becomes very clear.
     The NAB and its allies do not oppose the merger of XM and Sirius because it will diminish competition overall, they oppose it in order to limit their competition.
     Indeed, this is the very same position the NAB has taken repeatedly over the years — in 1990, in 1992, in 1994, in 1995 and in 1997 when it tried to block or stop satellite radio from competing with terrestrial radio.
     So let me return now to the consumer benefits of our merger and how this merger is in the public interest. From the day we announced our merger on February the 19th, we said that the combination of the two companies would lead to more choices and lower prices for consumers and that no one would pay more for the services they have today. We based these promises on our belief that the merger would create significant efficiencies providing both the resources and the flexibility needed to offer more programming choices and more price points for consumers.
     Many independent analysts have written that the merger will produce considerable merger-specific savings. They have said that near-term savings are estimated in the hundreds of millions of dollars per year, while the long-term cost savings are estimated to be in the billions of dollars.
     Sirius and XM has commissioned our own independent company to do an analysis and the results of that study also found that the efficiencies from the merger will be in the hundreds of millions of dollars annually. We expect that the merger will allow the combined company to eliminate duplicate expenses, achieve economies of scale, and identify other cost and revenue synergies that could only exist within the merged company. More specifically, we expect synergies and savings in areas of programming and content, retail product development, satellite operations, broadcast operations. I believe there is not one line on our P&L where we will not achieve cost savings.
     Now I’d like to tell you more about how we’re going to use these merger efficiencies to increase the choice and lower prices for consumers. The program options that we announce today will put unprecedented power in the hands of consumers to choose what they want to hear and what they want to pay for. They demonstrate plainly and persuasively that this merger is in the public interest. You may know that the NAB told the FCC in the filings that they made two weeks ago, that it was clear that the merger wouldn’t result in a la carte programming. Well, I’ve already told you that we’re going to do exactly that. Clearly the NAB got it wrong again. In addition to our two a la carte packages, earlier I indicated that we will make six other programming options available to consumers, packages that will work with existing radios. We will offer fixed, best-of-both bundles featuring all of the programs from either service and the most popular features from the other. The monthly cost for this service will be $16.99, 34 percent lower than the $25.90 that consumers have to pay today.
     We will also offer a family friendly package of each service at $11.95 a month. That excludes all the adult-themed programming from the current channel offerings and reflects a price credit from the $12.95 package.
     In addition to this lower-priced family friendly tier, we will also offer a family friendly best of both package that adds select channels from the other service for $14.99, reflecting a credit as well. And we will offer two new fixed packages below the only price point that exists today at $12.95 and one will be mostly music, and the other will be mostly news, sports and talk. Both of these will cost $9.99 a month.
     Finally, consumers can continue to choose their existing Everything Sirius and XM Everything at the current $12.95 programming like they do today.
     Our aim is to have all of these packages, including the a la carte selections, available beginning within the first year of approval of our merger. This is a major priority for us and we will work to bring these packages into the market just as quickly as we can. For the a la carte packages, consumers will need new radios with the functionality to handle channel by channel selections. We’re going to develop and market those radios and those radios will be priced at the same price as our other radios. We are also going to have to change our billing systems, as well as our operating systems. Consumers who choose these packages will make their channel by channel selections through a web interface. Once again, with the exception of the two a la carte offers, the rest of these plans will work with existing radios.
     So let me close now by giving you the bottom line as we see it. The merger should be approved because the audio entertainment market is as competitive as it has ever been and it will remain so after the merger. Plus, the combination of XM and Sirius is in the public interest because it will result in unprecedented new choices and lower prices, specifically listeners will be able to choose among eight different programming packages verse only one choice today. And with the a la carte options, they will have for the first time the ability to select channels and choose price points that are right for them. No consumer will pay more for what they get today, and the new packages will give the consumers the opportunity to pay less. Consumers who only want music or news or talk and information or family friendly programming will be able to choose packages that provide them the types of channels they want. No radio will be obsolete that’s in the market today.
     So we are especially excited about being able to bring a la carte programming to the American people for the first time, we are confident that giving consumers the ability to customize their own plans will be a win-win, a move that benefits subscribers and our business at the same time.

     We are also pleased that our views on the merger are shared by thousands and thousands of subscribers and a wide range of impressive organizations and businesses and experts who filed in support of the merger.
     The audio entertainment revolution already has resulted in intense competition, unprecedented choices for consumers, and valuable benefits for musicians and many other programmers. We want to do our part to continue to drive innovation, choice, diversity, and all the other benefits that flow from intense competition. And with our merger, we will.
     Thank you very much.
     (Applause.)
     JERRY ZREMSKI, Moderator: We now have lots of questions about the proposed merger starting with this: do you think you’ve now done enough to get this merger through the FCC and the DOJ?
     MR. KARMAZIN: Well, we believe that the merger should be approved for the two reasons that I mentioned earlier. You know, I don’t think it has anything to do with whether, you know, we had done enough. We believe that the audio entertainment market is very competitive. Clearly this merger will not be anti-competitive, so there’s no reason from an anti-trust point of view that the merger shouldn’t be approved. From a point of view of being in the public interest, we believe that we have outlined what our plans are to offer lower prices and more choices. We think the public interest is served when the consumer gets lower prices and more choices. You know, we certainly want to get this merger approved. There is substantial benefits for our shareholders in the billions of dollars of value, and we look forward to working with the regulators to see if there’s any concerns that they have regarding this merger being approved.
     MR. ZREMSKI: If this merger is not successful, what do you think will happen to the current model of satellite programming?
     MR. KARMAZIN: Yeah, I think that I’ve said in the past and I know that Gary Parsons has said it, that you know, both companies will survive. You know, we believe that there is intense competition, we believe that if in fact we can merge and have the benefits of the efficiencies, we can be a better competitor. But I believe both companies will continue to you know, compete in a robust market. MR. ZREMSKI: What would the merger mean for current subscribers?
     MR. KARMAZIN: Well again, I think the current subscribers and the future subscribers are in the same position. Certainly no radio is obsolete, they’re going to continue to get the programming that they have been getting, not have to pay a price increase, so you know, it’s a win-win for the existing subscribers because they’ll have the opportunity if they wanted to receive some of our contents so as an example, if a XM subscriber wanted the ability to get NASCAR and the NFL, that’s something that we would hope that we might be able to deliver to them on their same receiver.
     MR. ZREMSKI: Why is a la carte such an important offering for consumers?
     MR. KARMAZIN: We think a la carte is a pure choice for consumers. So if you agree with me, that giving consumers more choice and lower prices is a benefit and in the public interest, then giving consumers perfect choice by having a la carte is a — is part of that process. So if there’s somebody that doesn’t want to take the time and go a la carte, we’re saying we also have lower price packages, you know, available to them. But you know there are many people who have chosen not to pay $12.95 a month to subscribe to radio. And from our point of view, we compete with free. And the way we can compete more effectively with free, is not to go from $12.95 to $14.95 or $15.95, but the way we can compete better with free is by executing the 46 percent price reduction that we’ve set in a la carte. So there will be consumers who don’t want the full boat — you know, they don’t want Howard Stern or they don’t want Major League Baseball or they don’t want, you know, the NFL, and what they would really like to have is a smaller offering, but they would like to have that offering at a more affordable price, and $6.99 a month, we believe, is a amazingly attractive price point. Not that we think that $12.95, which is 43 cents a day, has priced us out — you know, so uncompetitively.
     But the alternative to free, you know, is something that we deal with every day, and the $6.99 is a much more attractive competitor to free than is $12.95.
     MR. ZREMSKI: Why haven’t you offered an a la carte style of programming previously, and will you offer it to consumers even if the merger is declined by regulators?
     MR. KARMAZIN: The reason we’ve not offered it in the past is that it’s very simple — is that last year, Sirius lost $1 billion. Our company has not made a profit in the years since it started. So that the idea of offering this a la carte service is made possible by the synergies connected with the merger, and it would be a very risky proposition for us with no sort of way of covering the cost of this thing so that we would not have made it available. I can speak for Sirius that if in fact the merger was not going to happen, we would have no plans of offering a la carte — that the probable scenario is that if the merger is approved, there are eight packages, including the ability to block and credit, you know, adult content so that we would have eight different packages available, starting price at $6.99. No consumer would pay more for what they’re getting if the merger’s approved.
     If the merger is not approved, I — the assumption should be that we’re going to go back to one offering, $12.95.
     MR. ZREMSKI: NAB is criticizing your a la carte announcement because — saying that the — new radios would be required. How do you respond to this criticism?
     MR. KARMAZIN: Yeah. We don’t think it’s a criticism. We think it’s just — is a fact and we think that just in the same way that when cable companies needed to offer certain things — they needed to go from analog to where you had a set-top box. So what we’re saying is that we are going to offer our tiers and offer our existing service and offer the best of both services on our existing radios. If, in fact, somebody wants the a la carte service, they’ll go in and buy the radio at a price point that’s comparable to other radio and you should assume that we’re going to be anxious to get as many of those people out there because we’re looking to gain as many subscribers as possible. And you shouldn’t rule out the idea that there will be great incentives that we will offer people to be able to trade in their radio and to get a new a la carte radio. So this is something about us wanting to get a la carte service into as many homes and as many cars as we can, we will — are highly incentivized because it will give us a chance to compete again against the idea of free radio with a price point that we would financially, because of the merger, be able to do.
     MR. ZREMSKI: How many subscribers would the new company need to make a profit?
     MR. KARMAZIN: Well, the assumption is that we have 14 million subscribers between the two companies, and today neither of those companies are, you know, making a profit. I think that going forward, if you were to take a look at likelihood of the company making a profit, it would be greatly enhanced by the combination getting together and the efficiency. Obviously, the combined satellite radio sector will be able to be profitable faster as a result of the merger because we’ll be able to take advantage, you know, of those synergies. But we have not forecast and we have not disclosed what — the subscriber numbers that we need. Our hope is that we’ll be adding a lot more subscribers at $6.99 as a result of the merger as compared to the $12.95.
     So, you know, we would need a good number of subscribers. I am confident that Sirius — and I know Gary shares that confidence — that in the future we will be profitable companies even if the merger doesn’t happen. But we can’t comprehend why the merger shouldn’t happen because of the fact that we are dealing in a very competitive, robust market of audio entertainment. Why should these two satellite radio companies that reached 3.4 percent of the audience not be permitted to merge? Therefore we meet the competition argument, and it would just be a shame that — if the merger didn’t happen for the consumers not to get the benefits of all of these lower prices that we’re talking to — about giving them as a result of the efficiencies from the merger.
     MR. ZREMSKI: How long do you think it will take before satellite radio becomes the 800-pound gorilla it’s been predicted to become?
     MR. KARMAZIN: Well, hopefully soon if that were ever to be — happen. I happen to be — I’ve been in the radio business for a long time, and we were talking earlier today about KDKA, you know, in Pittsburgh, an AM radio station that started in 1926. And when FM radio and television and all of this technology came about — you know, the terrestrial radio business is still a very big, terrific business. There’s about $21 billion there — you know, anywhere between 95 and 97 percent of all Americans still listen to radio. When satellite radio is advanced even more than it is, it’s still going to be aligned with AM and FM. Terrestrial radio is not going to go away. An awful lot of people rely on radio — or should rely on radio — and radio should be responsive for providing more local programming. And we think that — you know, if I were a — back in my days of being in the terrestrial radio business, I don’t think it would be hard for me to compete with satellite radio. I would just focus on local more than national, and I think that we will coexist. There’ll be an AM button in your car. There’ll be an FM button in your car. There’ll be a satellite radio button in your car. You’ll have a cell phone in your car that will have audio content. You’ll have your mp3 player in the car. You’ll have HD radio in the car and there’ll be all of this competition, and the one who wins in that environment is the consumer. And that’s the way it should be.
     MR. ZREMSKI: How about the future of HD radio?
     MR. KARMAZIN: I think HD radio is something that is expanding. There are about 1,350 radio stations across the country that are broadcasting in HD.

Again, that’s another competitor that satellite radio has. But again, I believe that the radio industry is right on insofar as developing HD radio. HD radio is going to provide — where there’s one radio station, there might be four radio stations. So anything — there’s more choices. These services are going to offer more programming choices to the consumer. And once again, I think this is — you know, do we compete with HD radio? Absolutely. If you go into a Best Buy or you go into a Wal-Mart — you know, you can see a satellite radio for sale. You can see an HD radio for sale. The radio industry has said that they’re investing $250 million in advertising to establish HD radio.
     HD radio is today offering a lot of commercial-free music free. You know, we’re not trying to stop it from being developed. As a matter of fact, we — again, the way we compete is in the marketplace, not in trying to us regulators — you know, to stop a deal. So — you know, I wish that — you know, HD radio wasn’t there. It’s a competitor for me, but I’m prepared to compete with them in the marketplace.
     MR. ZREMSKI: Do you foresee the newly merged company expanding beyond North America?
     MR. KARMAZIN: Right now the satellites that we have really have look angles down toward, you know, as far north as Canada and down, you know, to Mexico so that if in fact the companies had an interest in expanding into other parts of the world, it would require, you know, new satellites and a whole new infrastructure. From my point of view, I — we’ve not had any conversations with our — you know, friends over at XM. But it’s been 17 years since Sirius first formed as a company and we still have not made a profit. So before we have any ideas to go into any other parts of the world, we’re going to really want to see us become a very profitable company before we take another 15 or 17 years to invest in an infrastructure that’s required.
     So if you think about our business — and we talked about a lot of the money that we’ve lost — but that — it’s understandable because before we can get our first subscriber, we had to launch — we had to buy four satellites. So we paid, you know, about $1 billion to launch three of our four satellites — we have a ground spare in place.
     We had to attract of all the programming because somebody isn’t going to subscribe to satellite radio without the programming. So we had to make all of our programming investments; we had to make all of our investments in infrastructure, you know. And we’ve done all of those things and that’s why the losses have been so extreme.
     As we continue to grow in subscribers, we hope that we will be profitable. But when you’re competing with companies like Apple and you’re competing with companies like Clear Channel, you need to have every efficiency that you can have. And this merger, uniquely — uniquely — creates great efficiencies for our combined company.
     MR. ZREMSKI: If the merger is approved, do you foresee another competing satellite network merging?
     MR. KARMAZIN: Well, there’s spectrum out there. You know, I mean, there’s DBS, there’s, you know, spectrum that’s out there in a whole bunch of different areas. You know, the broadcasters are giving up their analog spectrum. There’s WCS spectrum that’s out there.

     I can’t tell you that anybody would need to compete with us in the satellite business. They can compete with us in the Internet business.
     You know, it’s sort of all converging into their car. And whether or not when you’re driving in your car, whether you’re getting your signal from the satellite or you’re getting it from terrestrial radio or you’re getting it on your iPod or you’re getting it on WiMAX, you know, it’s all audio entertainment content. And I think it’s less important as to, you know, whether or not it be satellite or anything else. There will be — when the two companies combine, believe me — there will be a risk factor in our statement that talks about all of the competition that the combined satellite radio company will still compete with.
     MR. ZREMSKI: How does satellite radio counter the growing use of iPods and other mp3 players? And do you find that consumers forsake radio for downloadable music and programming?
     MR. KARMAZIN: So, once again, I mean, even by the nature of the question, you know, it’s clear that we’re competing in satellite radio with this other technology.
     I happen to be a big believer in the radio business. And I believe that, yes, there are these other devices and, yes, they are issues that are concern, but at the end of the day, content is what’s going to drive the ability of one company to prevail against other companies. And the fact that there are all of these technology opportunities out there gives content providers the opportunity to become even more and more important. And we at Sirius and XM are focused on providing the consumer with that best content. And as long as we can continue to do that, we can certainly be a very viable competitor.
     But, you know, it certainly is a whole lot more complicated today, you know, to compete with all of these choices that are out there than it was when I first started. And it was principally AM radio and then FM was just starting. So it was a lot easier to compete with that than it is to compete today with all of this technology.
     Again, I’ve said it a couple of times today, the consumer is the big beneficiary of all of that choice and that the market needs to be looked at differently than it was looked at, let’s say, 10 years ago, when a lot of this technology wasn’t there. And for anybody to think that satellite radio is not competing with all of these other devices that you’ve talked about either has an agenda or just doesn’t have an understanding of what the marketplace is like today.
     MR. ZREMSKI: How critical to the success of satellite radio is it to get the product into automobiles? And once you do that, how do you compete with the hyperlocal content that’s provided by traditional radio?
     MR. KARMAZIN: We think that the automobile is crucial to the success of audio content. If you think about radio, it’s been principally an out-of-home medium.
     You know, when you think about the home, there’s a lot of other competition — you know, you’re sitting there with the Internet; you’re sitting there with television. So, you know, in the car when you’re struck going to work in the morning, that is sort of the Holy Grail you know, of radio.

     So getting car companies to put satellite radio in was a major chore and a major accomplishment that the companies have. Car companies are today putting satellite radio in. Car companies today are also putting in jacks for your mp3 player. Car companies today are also putting in HD radio. Every single car has an AM/FM radio. So, you know, there is a tremendous amount of competition in the car — not just from satellite radio, in spite of satellite radio’s success, in getting into the car.
     One of the things that — you know, if you think about it is about 243 million cars on the road today, and very few of those obviously have satellite radio in them. So in the case of AM/FM radio, virtually every one of those 243 million cars have AM and FM radio.
     So, you know, competing with the radio industry is a very challenging, difficult one. We’re not looking to eliminate them — that’s just not even a possibility. But competing with local is something that we have no great agenda to do. You go to your local AM or FM radio station for your local content and you’d go to your satellite radio for the kind of content that we offer.
     MR. ZREMSKI: Earlier this year, Sirius dropped its only public service channel C-SPAN radio from its lineup. Why did you take C-SPAN away and what is your commitment to pubic service?
     MR. KARMAZIN: Yeah, well, we have a strong commitment to public service. And, you know, we dropped C-SPAN because we had a contract dispute on our ability to preempt some of the content that we wanted to preempt on the weekend to accommodate some other programming.
     That — you know, it doesn’t represent any lack of commitment toward C-SPAN — it’s a great service — hello, C-SPAN, you know. (Scattered laughter.) It — you know, and anybody who’s listening on XM can hear C-SPAN still. You know, it’s just that we had a contract dispute and if in fact C-SPAN was interested in resolving that contract dispute, we’d be anxious to have them back. It’s a great service and we would hope to be a partner with them in the future.
     MR. ZREMSKI: Has the pending merger stalled the enrollment of new subscribers of the two companies given that consumer may worry about the equipment that they would be getting if they subscribed now and whether it would still be useful?
     MR. KARMAZIN: So, I’ve heard that feedback, you know, from some of the people who call on retailers who say that there is some confusion in the marketplace and that, you know, people are either confused about what’s happening or holding off on what’s happening.
     But, you know, in my opinion, you know, we’re still adding, you know — we have our earnings call next Tuesday so I don’t want to talk too much about it today — but that, you know, we’re still adding a significant amount of subscribers and we’ll continue to add them. But, you know, anytime when there is some confusion out there, that’s not necessarily good news.
     You know, I’ll take the other side of the argument is that if people are talking about satellite radio, that is good news. So there may be some confusion but on the other hand, there is more talk about satellite radio in connection with the merger.

     MR. ZREMSKI: Would you give Don Imus another chance?
     MR. KARMAZIN: So — I have not had any conversations with Don Imus or his people. And I know he’s in — I know what I read — is that he’s in a contract dispute with his current employer. I know he’s in New Mexico, and I don’t know whether or not Don Imus is planning on coming back to radio or not.
     He was a terrific entertainer. I worked with him for an awful lot of years. He did great radio. He made us a lot of money. And, you know, I think that it would be great if Don Imus was back in radio, but we have had no discussions at all.
     MR. ZREMSKI: We’re almost out of time, but before I ask the last question, there are a couple of other important matters to take care of.
     First of all, let me remind the audience of our future speakers. On Wednesday, First Lady Laura Bush will be here to discuss her recent trip to Africa, and her speech will be titled “Why Africa?” On the 27th, which is Friday, Mike Johanns, the U.S. Department of Agriculture secretary, will talk — be here to talk about the farm bill. And on August 1st, Senator Joe Biden of Delaware will be here to give a speech titled “Promises to Keep.”
     Also, we have a lot of traditions her at the National Press Club, and one is that each speaker gets a certificate. And the other is that everybody gets the much-coveted National Press Club mug. (Laughter.)
     MR. KARMAZIN: And the check? (Laughter.) It’s in the mail. It’s in the mail.
     MR. ZREMSKI: No check. No check. (Laughter.)
     Okay. And the last question: Who, other than Howard Stern, do you listen to on a regular basis? And is there anyone who you think should be a radio host who isn’t currently?
     MR. KARMAZIN: Well, you know, I unfortunately spend my time listening to satellite radio and terrestrial radio more for business than for my personal enjoyment. So I get an opportunity to listen to a whole bunch of channels. So — I’m a news junkie, so I listen to a lot of our news channels. I still listen occasionally to terrestrial radio, by the way. I also listen to sports. And Howard, I must acknowledge — or I’m proud to acknowledge — that is one of my presets on my radio. So, you know, he’s there.
     You know, we’ve had lots of conversations — you know, would it be a good idea to have David Letterman, you know, on radio? You know, you sort of take a look at the performers. You know, there have been people say, you know, “Gee, Rosie O’Donnell ought to, you know, be on radio.” I can tell you that from a Sirius point of view, we have — our program lineup is complete. We have plenty of sports, plenty of news, plenty of music and we don’t think that there is a missing piece in our puzzle.
     We continue to look for opportunities, so we just recently announced that we have a channel that’s 24-hours-a-day, seven-days-a- week for the Catholic Church. Cardinal Egan provided us with that channel — again, a niche that’s not available on terrestrial radio; you can’t get 24-hour, seven-day-a-week programming like we’re offering in every market, you know, that we’re offering it in. We added a Siriusly Sinatra channel with the Frank Sinatra estate. This summer we’re going to add a 24-hour, seven-day-a-week Grateful Dead channel for you deadheads in the audience. (Scattered laughter.)
     So you know, I think that there will constantly be a evolution and an addition, you know, of programming. But there’s no big missing piece that’s not part of our service today.
     MR. ZREMSKI: Thank you very much. (Applause.)
     I’d like to thank you all for coming today. I’d also like to thank National Press Club staff members Jo Anne Booz, Melinda Cooke, Pat Nelson and Howard Rothman for organizing today’s lunch. Also thanks to the NPC library for its research.
     The video archive of today’s luncheon is provided by the NPC’s Broadcast Operations Center. Broadcast tapes and transcripts are available by calling 1-888-343-1940. Thank you. We’re adjourned. (Sounds gavel.)